Exhibit 6.2

Wavemaker Labs

1438 9th Street
Santa Monica, CA 90401

11/18/2018

By

Wavemaker Labs,

Future Labs V, Inc.,

And

Mainscape, Inc.

This Letter of Intent (LOI) articulates the mutual understandings between Wavemaker Labs (“WM”), Future Labs V, Inc. DBA MowCo (“MowCo”), and Mainscape, Inc. (“Mainscape”) (collectively, the “Parties”) regarding the potential mutual development of autonomous commercial lawnmower (“the Project”). This letter is a non-binding expression of present intent and preparedness to commit to further development. As the Project progresses, the Parties may execute subsequent binding agreements committing to the principles articulated in this LOI upon achievement of certain funding, design, production, and performance milestones, all of which are subject to further discussion and agreement between the Parties. However, Mainscape is under no obligation to enter into any subsequent binding agreements.

In furtherance of this shared purpose:

WM is prepared to:

1. Invest up to $1,000,000 into MowCo, at WM’s discretion;

2. Raise additional capital into MowCo at an $8,000,000 pre-money valuation over the next 6-9 months.

MowCo is prepared to:

1. Offer to Mainscape a grant of common stock amounting to a 5% ownership interest in MowCo, in consideration of Mainscape materially aiding in design and development of the project, and executing a subsequent, non-exclusive purchase agreement for a commercially significant number of MowCo units to be specified at a later date. Mainscape shall be awarded it’s 5% ownership in three equal tranches of stock which each tranche carrying a 2-year vesting period. The first tranche of stock shall be awarded at the signing of this LOI. The second tranche of stock shall be awarded at the consummation of field testing of the product at a Mainscape client site. The third tranche of stock shall be awarded at the acceptance of the first commercially deployable unit. Mainscape’s ownership interest will be assignable to individuals in leadership roles within Mainscape, its owners, or other affiliated entities and individuals at Mainscape’s discretion;

2. Offer to Mainscape, for a period of 3 months following execution of this letter, the opportunity to purchase an additional ownership interest in MowCo of up to $500,000 of common stock at a $3,000,000 pre-money valuation (~14% fully diluted);

3. Dedicate sufficient time and expertise to producing a commercially viable autonomous mower, intended to function as a platform upon which additional capabilities will be subsequently developed, including but not limited to edging and trimming, and to be marketed as MowCo;

4. Offer to Mainscape an agreement to produce MowCo units which meet or exceed Mainscape’s minimum design and performance requirements at an expected purchase price of $30,000 per unit plus a monthly service fee of $1,000 per unit for updates, upgrades, and A.I. cloud connected learning and controls;

5. Offer to Mainscape, for a period of 24 months, equipment at cost basis plus 10% to help defray overhead costs. Note that final pricing of the product cannot be accurately defined today, and retail cost to the general market will likely be much higher;

6. Offer to Mainscape, for a period of 24 months, the right of first refusal on purchasing all production ready MowCo equipment, giving Mainscape de facto exclusivity. This right of first refusal shall be shared equally with LandCare USA, LLC.

7. Jointly and openly market this partnership.

Mainscape is prepared to:

1. Dedicate appropriate personnel to research, development, testing, and evaluation of the Project. At a minimum, Mainscape will commit one appropriate employee to 1-2 hours per week for the duration of the development phase of the Project;

2. Provide reasonable access to field environments in which MowCo is expected to operate in order to facilitate meaningful test and evaluation;

3. Jointly, with MowCo, develop minimum design and performance requirements for an autonomous mower which will meet Mainscape’s immediate needs;

4. Consider executing a purchase agreement for a commercially significant number of MowCo units, contingent upon the finished product meeting or exceeding Mainscape’s minimum design and performance requirements, with the understanding that the present need which Mainscape seeks to address is somewhat variable, but could reasonably result in a requirement of up to 200 MowCo units over four years. Any purchase agreement shall include sufficient indemnification clauses which are aggregable to all parties;

5. Jointly and openly market this partnership, including by allowing reasonable access to Mainscape property for the purpose of observation/demonstration of MowCo operations to potential customers.

6. Further explore MowCo’s offer to invest up to $500,000 at a $3,000,000 pre-money valuation. Mainscape has sufficient funds available to execute.

Expenses:

Each Party will be responsible for its own costs and expenses associated with the negotiation and execution of this LOI as well as any further contemplated agreements. Additionally, each Party will be responsible for its own costs and expenses associated with the research, development, testing, evaluation and production of the Project.

Termination:

This LOI will automatically terminate upon the earliest of:

1.	The execution of further binding agreements as contemplated above;

2.	The mutual written agreement of the Parties; or

3.	December 31, 2019 (which date can be modified by the mutual written agreement of the Parties).

Governing Law:

This LOI and all matters thereto shall be governed by and construed in accordance with the laws of the State of California, without giving effect to the conflict of laws principles. The Parties agree that venue for any action to enforce the terms of this LOI shall be solely in the United States District Court for the Southern District of Indiana, Indianapolis Division, or Indiana State Court located in Hamilton Country Indiana.

Non-Exclusive:

Nothing in this LOI shall be deemed to grant any Party any form of exclusivity. WM, MowCo and Mainscape are free to discuss and entered into agreements with other parties regarding the potential mutual development of autonomous commercial lawnmower.

Non-Binding:

This LOI is intended only as a reflection of the intention of the Parties and supersedes all previous agreements, whether written or verbal. Neither this LOI nor its acceptance shall constitute or create any legally binding or enforceable obligation on any Party, except with regards to Equity, Optional Investment, Expenses, Termination and Governing Law. No agreement or obligation regarding the Project shall be deemed to exist between the Parties unless and until further binding agreements, as set forth above, have been executed and delivered, and only then in accordance with the terms and conditions of such agreements.

/s/ James Buck Jordan	/s/ Mark W. Forsythe
James Buck Jordan	Mark W. Forsythe
CEO	CEO
Future Labs V, inc, DBA MowCo	Mainscape, Inc.